UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-30375
CUSIP Number:  517674-10-7

(Check one):          ☐Form 10-K  ☐   Form 20-F  ☐   Form 11-K  ☒ Form 10-Q   ☐ Form 10-D
Form N-SAR    Form N-CSR

For Period Ended:  March 31, 2010

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the transition period ended: Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I – REGISTRANT INFORMATION

Las Vegas Gaming, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

3980 Howard Hughes Parkway, Suite 450
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89169
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Las Vegas Gaming Inc. has determined that it is unable to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2010 on a timely basis due to the additional time needed to ensure that the Company’s disclosures to be contained in the Form 10-Q are complete and accurate.  The company expects to file the Form 10-Q on or before the fifth calendar day following the Form 10-Q’s prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bruce Shepard	702-871-7111
(Name)	(Area code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  ☐  Yes  ☒   No

Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒  Yes  ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management expects the registrant to report a net loss of $406,743 for the quarterly period ended March 31, 2010, compared to a net loss of $ 1,684,247 for the quarterly period ended March 31, 2009.

Las Vegas Gaming, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 17, 2010	By:	/s/ Bruce Shepard Bruce Shepard Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).